SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of February, 2003

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                   258 Attwell Drive, Toronto, Ontario M9W 5B2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Included in this Report on Form 6-k:

PRESS RELEASE 02-11-03

NOTICE OF MEETING

PRESS RELEASE


POLYAIR INTER PACK
AGREES TO ACQUIRES 75% OF REFLECTIVE INSULATION MANUFACTURER
-- Significant expansion of Polyair's reflective bubble insulation business --

     Toronto,  Ontario,  February  10, 2003 - Polyair  Inter Pack Inc.  (TSE and
AMEX: PPK), a leading manufacturer of protective packaging, insulation and swimming pool accessory products, today announced that it has signed an agreement to acquire 75% of the shares of Poly Tech Radiant Inc. (Poly Tech), an ISO registered manufacturer of reflective bubble insulation products based in Quebec City, Quebec, Canada.

     Poly Tech's Quebec facility manufactures and markets specialty reflective insulating products designed to reduce energy costs. These products are sold into commercial, industrial and retail-building supply markets in North America and Europe. Alan Castle, President of the Poylair Sales and Marketing Group stated, "The Poly Tech acquisition provides the added marketing strength to increase our sales of reflective bubble insulation products in North America and gain entry to the European market."

     The acquisition scheduled to close in the month of March 2003, is expected to be accretive to the earnings. Poly Tech realized revenues in the previous year of approximately US $3.5 million.

     Polyair Inter Pack Inc. (www.polyair.com and www.cantar.com) manufactures protective packaging and swimming pool accessory products, which are sold through a network of some 3,000 distributors across North America. Polyair operates ten manufacturing facilities, seven of which are based in the United States where the company generates approximately 86% of its annual sales. The shares are traded on the Toronto and The American Stock Exchange under the symbol "PPK".

     Certain information included in this news release contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc.

For further information contact:
Teresa Bess, Tom Caden or Dian Griesel Wendy Smith
The Investors Relations Group Shareholder Administrator
Phone: (212) 825-3210 Phone: (416) 740-2687
Email: theproteam@aol.com Email: wsmith@polyair.com

NOTICE OF MEETING

February 20, 2003
To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilieres du Quebec
Saskatchewan Securities Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
The Toronto Stock Exchange

Dear Sirs:
Subject: Polyair Interpack Inc.
Notification of Meeting and Record Date

We advise the following with respect to the Meeting of Shareholders for the subject Corporation:

1. Name of the Reporting Issuer : Polyair Interpack Inc.
2. Date Fixed for the Meeting : April 10, 2003
3. Record Date for Notice : March 03, 2003
4. Record Date for Voting : March 03, 2003
4. Beneficial Ownership Determination Date : March 03, 2003
5. Securities to Vote : Common Shares
6. Securities Entitled to Notice : Common Shares
7. Business to be conducted at the Meeting : Non- Routine
8. Cusip : 731912101
Yours truly,
Computershare Trust Company of Canada
(Signed)
Mariano Salvador
Assistant Account Manager


Stock Transfer Services
Tel (416) 263-9529
Fax (416) 981-9800
Investor Services
Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: June 27, 2003                      By:/s/JOHN FOGLIETTA
                                         John Foglietta, Chief Finacial Officer